As filed with the Securities and Exchange Commission on December 12, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-11268

AVECIA GROUP PLC

(Exact name of registrant as specified in its charter)

P.O. Box 42, Hexagon House, Blackley
Manchester, M9 8ZS
United Kingdom
+44-161-740-1460

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Notes due 2009
16% Redeemable Pay-in-kind Preference Shares due 2010
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)		Rule 12h-3(b)(1)(i)	
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(1)(ii)	
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)	
		Rule 15d-6	

        Approximate number of holders of record as of the certification or notice date: approximately 150 holders of Avecia Group plc’s 11% Senior Notes due 2009 and approximately 150 holders of Avecia Group plc’s 16% Redeemable Pay-in-kind Preference Shares due 2010.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Avecia Group plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 12, 2005	By: /s/ Duncan McLellan

Name: Duncan McLellan
Title: Chief Financial Officer